PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-53490



                                3,198,670 SHARES

                                 [GYMBOREE LOGO]

                            THE GYMBOREE CORPORATION

                                  COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of up to 3,198,670 shares of our common stock that are held by some of our current stockholders.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is listed on the Nasdaq National Market under the symbol "GYMB." On January 23, 2001, the average of the high and low price for our common stock was $15.50 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

           THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES
              REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE
                 SECURITIES OR DETERMINED IF THIS PROSPECTUS IS
                    TRUTHFUL OR COMPLETE. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this prospectus is January 24, 2001.


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     No person has been authorized to give any information or to make any representations other than those contained in this prospectus (as it may be amended or supplemented) in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by The Gymboree Corporation (referred to in this prospectus as "Gymboree," "we" and the "Company"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                            THE GYMBOREE CORPORATION

     The Gymboree Corporation is a leading specialty retailer of high-quality apparel and accessories for children. Gymboree operates an international chain of stores, primarily in regional shopping malls, and in suburban and urban locations.

     As of December 30, 2000, Gymboree operated 602 stores, including 531 Gymboree stores and 19 Zutopia stores in the United States, 20 Gymboree stores in Canada and 32 Gymboree stores in Europe, as well as an online store at www.gymboree.com. Under the GYMBOREE(RM) brand name, we design and contract manufacture children's active-wear for sale exclusively by Gymboree stores. Our apparel is characterized by child-appropriate, fashionable colors and prints, complex embellishment, comfort, functionality and durability. Gymboree stores offer high-quality apparel and accessories for children ages newborn to seven years. Zutopia stores offer high-quality apparel and accessories for girls ages seven to 14 years. The Gymboree Corporation also offers directed parent-child developmental play programs for children ages newborn to four years old at more than 430 franchised and corporate-operated centers in the United States and 15 other countries.

     On January 4, 2001, Gymboree announced that it had agreed in principle to sell its Zutopia store chain to The Wet Seal, Inc. The closing of the transaction, which is expected to close on or about April 7, 2001, is subject to the execution of a definitive agreement and certain conditions being met. During its fourth quarter of fiscal year 2000, Gymboree expects to take a before-tax charge of approximately $6.5 million (approximately $4 million of which is non-cash), reflecting the loss on the sale of the Zutopia assets and accrual for Zutopia operating losses which are anticipated prior to the sale date.

     Gymboree was organized in October 1979 as a California corporation and re-incorporated in Delaware in June 1992. Our principal executive offices are located at 700 Airport Boulevard, Burlingame, California 94010-1912, telephone number (650) 579-0600.

                                  RISK FACTORS

     An investment in the shares of our common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in our common stock.

WE HAVE EXPERIENCED NET LOSSES IN RECENT PERIODS AND, IF SUCH LOSSES CONTINUE IN THE FUTURE, WE MAY NEED TO OBTAIN ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS.

     We incurred net losses of $10.6 million in our fiscal year 1999 and, to date, we have continued to incur net losses in each of our quarters in fiscal year 2000. Our losses for the quarters ended October 28,


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2000, July 29, 2000 and April 29, 2000 were $4.8 million, $17.1 million and
$13.8 million, respectively. There can be no assurance that losses will not continue in the future. If losses do continue to occur, we will likely need to obtain additional capital to continue our operations.

WE MUST MAINTAIN A MINIMUM COLLATERAL BASE TO SECURE OUR EXISTING CREDIT FACILITY, WHICH IS NECESSARY FOR CASH BORROWINGS AND LETTERS OF CREDIT.

     The amount of our credit facility for cash borrowings and letters of credit needed for the purchase of new inventory is limited to our available collateral. Our existing credit facility fluctuates relative to our collateral base, which includes our inventory, cash and other assets. This collateral base varies in value as a result of sales, merchandise purchases and profitability. Lack of short-term liquidity due to reaching the limit of our collateral base could force us into seeking alternative financing or court protection from our creditors.

WE MAY NEED ADDITIONAL CAPITAL TO PURSUE OUR FUTURE BUSINESS PLANS.

     Our growth strategies may require additional capital, should our operations generate insufficient cash flow to expand our business. For example, we may need additional capital to rebuild our customer base, to broaden existing product lines and to introduce new products and concepts. To pursue this prospective business plan, we will need to fund operations, invest in capital projects and increase inventory levels. There can be no assurance that either internally generated cash will be available, or that debt or equity will be available to Gymboree on terms that are satisfactory. In addition, under the terms of our existing credit facility, we will likely need the consent of our bank lenders before incurring additional indebtedness, and there can be no guarantee that our lenders will permit us to incur new debt on terms that we otherwise find satisfactory. Also, to the extent that we raise additional capital by issuing equity, a dilutive effect on existing stockholders will likely result.

WE MAY NOT BE ABLE TO OPERATE SUCCESSFULLY IF WE LOSE KEY PERSONNEL, ARE UNABLE TO HIRE QUALIFIED ADDITIONAL PERSONNEL, OR EXPERIENCE TURNOVER OF OUR MANAGEMENT TEAM.

     The continued success of Gymboree is largely dependent on the personal efforts and abilities of our senior management and certain other key personnel and on our ability to retain current management and to attract and retain qualified key personnel in the future. Also, because customer service is a defining feature of the Gymboree corporate culture, we must be able to hire and train qualified sales associates to succeed. The loss of certain key employees, Gymboree's inability to attract and retain other qualified key employees or a labor shortage that reduces the pool of qualified sales associates could have a material adverse effect on our growth, our operations and our financial position. Furthermore, we have experienced significant turnover of our management team in recent years, and several members of our key management team have only recently joined us or have been promoted to executive positions for the first time. For example, our current president represents our fourth president in the last four years, and our current chief executive officer was appointed in February 2000. In addition to performing their regular duties, our new managers must spend a significant amount of time devising strategies to execute our business model. If they are unable to effectively integrate themselves into our business, to work together as a management team or to master their new roles in a timely manner, our business will suffer.

OUR BUSINESS IS SENSITIVE TO ECONOMIC CONDITIONS THAT DECREASE CONSUMER
SPENDING.

     Gymboree's financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, interest rates and tax rates could reduce


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consumer spending or cause consumers to shift their spending to other products.
A general reduction in the level of discretionary spending or shifts in consumer discretionary spending to other products could adversely affect our growth, net sales and profitability.

WE EXPERIENCE SEASONAL QUARTERLY FLUCTUATIONS IN OUR SALES AND RESULTS.

     Gymboree has historically experienced, and expects to continue to experience, seasonal fluctuations in our retail sales and net income. Our net sales and net income are generally weakest during the first two fiscal quarters (particularly the second quarter) and strongest during the third and fourth quarters. Any failure by us to meet our business plans for, in particular, the third and fourth quarter of any fiscal year would have a material adverse effect on our earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year. Also, any failure by us to meet our anticipated sales volume could result in our holding excess inventory, which may prompt us to offer our products at reduced prices and reduce our profitability.

WE HAVE REINSTATED OUR HISTORICAL MERCHANDISING STRATEGY AND CANNOT GUARANTEE ITS SUCCESS.

     During 1999, in an attempt to expand the customer base by changing our merchandise focus, we embarked on a re-merchandising strategy. Because the results of the re-merchandising strategy fell well below our expectations, in February 2000 we reinstated our historical strategies and integrated any benefits that flowed from the re-merchandising, including a new trademark, remodeled store interiors and updated fashions. We cannot assure you that our revised approach will regain our core customers and re-establish our core businesses.

BECAUSE WE PURCHASE AND SELL OUR PRODUCTS INTERNATIONALLY, OUR BUSINESS IS SENSITIVE TO FOREIGN RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Gymboree's products are currently manufactured to specifications by independent factories located primarily in Asia, as well as the Middle East, Central America, South America, Mexico and the United States. In addition to Gymboree's reliance on foreign manufacturers, Gymboree has operations in Europe and Canada. As a result, our business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, currency fluctuations, natural disasters, social or political unrest, disruptions or delays in shipments or customs clearance, local business practices and changes in economic conditions in countries in which our suppliers or stores are located. Gymboree cannot predict the effect of such factors on our business relationships with foreign suppliers or on our ability to sell our products in international markets. If any such factors were to render the conduct of business in a particular country undesirable or impractical, or if our current foreign manufacturing sources or mills were to cease doing business with us for any reason, there could be a material and adverse effect on Gymboree's results of operations and financial position.

WE WILL NOT BE ABLE TO MAINTAIN SUFFICIENT INVENTORY LEVELS IF OUR INDEPENDENT MANUFACTURERS FAIL TO PROVIDE THE REQUIRED PRODUCTION CAPACITY.

     Gymboree currently relies on unaffiliated manufacturers to produce substantially all of our products, with whom we have no long-term contracts and from whom we typically purchase goods on an order-by-order basis. Many of our unaffiliated manufacturers produce goods for other companies, with which we compete for production facilities and import quota capacity. If Gymboree experiences significant increased demand, which cannot be foreseen, or in the event any of our key manufacturers is unable or unwilling to continue to manufacture Gymboree's products, Gymboree may not be able to obtain sufficient capacity from


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our other current manufacturing sources or to identify and qualify new unaffiliated sources in a timely manner. Any significant delay in our ability to obtain adequate supplies of products from our current or alternative sources would materially and adversely affect the business and results of operations.

SINCE ZUTOPIA REPRESENTS A NEW BUSINESS FOR US, WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO OPERATE IT PROFITABLY UNTIL ITS SALE TO WET SEAL IS CONSUMMATED OR IF THE SALE TO WET SEAL IS NOT CONSUMMATED.

     Although we have agreed in principle to sell our Zutopia store chain to The Wet Seal, Inc., the closing of the transaction is subject to the execution of a definitive agreement and certain conditions being met, including obtaining landlord agreement to transfer the existing Zutopia store leases to Wet Seal and reaching an agreement on the valuation of goods on hand. Given those closing conditions, the sale of the Zutopia stores to Wet Seal may not be consummated. If that sale is not consummated, and until such time as the sale is consummated, because Zutopia represents a new business for us, we cannot assure you that we will be able to operate it profitably.

     During 1999, Gymboree opened 19 stores under our new Zutopia product line, which offers clothing for girls between the ages of seven and 14. We have not opened any Zutopia stores in 2000, and if we cannot sell our Zutopia stores, we will likely review the performance of the Zutopia stores in the near future and decide to expand the number of stores, to close some or all of them, or to seek another buyer for those stores. Zutopia involves risk and uncertainties, including no operating history, no history of market acceptance, potentially higher expenses without corresponding revenue increases, negative impact on earnings, difficulty in obtaining new store sites and adequate sources of merchandise, competition from other retailers and uncertainties generally associated with apparel retailing. In addition, Gymboree needs to support the production, merchandising and promotion of Zutopia. Our limited experience with marketing apparel to this demographic segment could materially and adversely affect our ability to successfully develop this product line. If we are unable to operate Zutopia profitably, our aggregate losses could significantly increase which, in turn, could harm our business and financial condition.

OUR RESULTS MAY BE IMPAIRED BY CHANGES IN FASHION TRENDS AND CONSUMER
PREFERENCES.

     Gymboree's sales and profitability depend upon the continued demand by customers for our apparel and accessories. We believe that our success depends in large part upon our ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of our products. There can be no assurance that the demand for Gymboree's apparel or accessories will not decline or that we will be able to anticipate, gauge and respond to changes in fashion trends. If demand for our apparel and accessories were to decline or if we were to misjudge fashion trends, Gymboree's business, financial condition and results of operations could be materially adversely affected.

WE CANNOT MAINTAIN AND GROW OUR SALES AND PROFITABILITY WITHOUT THE CONTINUED DEVELOPMENT OF NEW PRODUCTS.

     Gymboree's continued growth and success depend in large part on our ability to successfully develop and introduce new products that are perceived to represent an improvement in style, functionality or value compared to products available in the marketplace. Failure to regularly develop and introduce new products successfully could materially and adversely impact future growth and profitability. In addition, in the future Gymboree may introduce certain new products and concepts that may represent a shift in concept, design and target market demographics from our traditional products. These new products may have shorter life cycles, thereby requiring more frequent product introductions than Gymboree's traditional product lines. Furthermore, these products and the introduction of more products could dilute Gymboree's image as a


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leading supplier of quality children's apparel in the newborn-to-seven age range and lead to a reduced demand for our existing products.

THE HIGHLY COMPETITIVE BUSINESS IN WHICH WE OPERATE MAY IMPAIR OUR ABILITY TO MAINTAIN AND GROW OUR SALES AND RESULTS.

     The children's apparel segment of the specialty retail business is highly competitive, and we may not be able to compete successfully in the future. Gymboree competes on a national level with BabyGap and GapKids (divisions of The Gap, Inc.), The Children's Place and Talbots Kids and certain leading department stores as well as certain discount retail chains such as Old Navy (a division of The Gap, Inc.) and Kids `R' Us (a division of Toys `R' Us, Inc.). Gymboree also competes with a wide variety of local and regional specialty stores and with certain other retail chains. Zutopia (which Gymboree has agreed in principle to sell to Wet Seal) competes with Limited Too and with the girls' lines of Abercrombie & Fitch and American Eagle Outfitters. We also compete with children's retailers that sell their products by mail order or over the Internet. Many of these competitors are larger and have substantially greater financial, marketing and other resources than Gymboree. Increased competition may reduce sales and gross margins, increase operating expenses and decrease profit margins.

OUR BUSINESS IS SENSITIVE TO CHANGES IN SEASONAL CONSUMER SPENDING PATTERNS THAT ARE BEYOND OUR CONTROL.

     Historically, a disproportionate amount of our retail sales and a significant portion of our net income have been realized during the months of November and December, during the holiday season. We have also experienced periods of increased sales activity in the early spring, during the period leading up to the Easter holiday, and in the early fall, in connection with back-to-school sales. Changes in seasonal consumer spending patterns for reasons beyond our control could result in lower-than-expected sales during these periods. Such a circumstance could cause us to have excess inventory, necessitating mark-downs to minimize this excess, which would reduce our profitability. Also, because Gymboree typically spends more in labor costs during the holiday season, when we hire temporary store employees in anticipation of holiday spending, a shortfall in expected sales during that period could result in a disproportionate decrease in our net income.

OUR BUSINESS WILL SUFFER IF OUR INDEPENDENT MANUFACTURERS FAIL TO PRODUCE APPAREL THAT MEETS OUR QUALITY STANDARDS.

     Gymboree has occasionally received, and may in the future continue to receive, shipments of products from unaffiliated manufacturers that fail to conform to our quality control standards. We cannot assure you that our independent manufacturers will continue to produce products that comply with Gymboree's standards. In such an event, unless we are able to obtain replacement products in a timely manner, Gymboree may lose revenue and experience related increased administrative and shipping costs. Also, the failure of any key unaffiliated manufacturer to supply products that conform to Gymboree's standards could materially and adversely affect our reputation in the marketplace.

WE MAY SUFFER NEGATIVE PUBLICITY IF ANY OF OUR PRODUCTS ARE FOUND TO BE UNSAFE.

     Gymboree currently tests most toys and similar products sold in our stores. However, we may end this practice in the foreseeable future, as we anticipate that a larger portion of the toys and similar products we sell will be products that we buy from market sources for resale to our customers. If these products have safety problems of which we are not aware or if the Consumer Product Safety Commission recalls a product sold in our stores, we may experience not only negative publicity, which could adversely impact our sales and


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reputation, but also product liability lawsuits, which could have a material adverse effect on our reputation, business and our financial position.

WE MAY BE SUBJECT TO NEGATIVE PUBLICITY OR BE SUED IF OUR MANUFACTURERS VIOLATE LABOR LAWS OR ENGAGE IN PRACTICES THAT OUR CUSTOMERS BELIEVE ARE UNETHICAL.

     We seek to require our independent manufacturers to operate their businesses in compliance with the laws and regulations that apply to them. Our sourcing personnel periodically visit and monitor the operations of our independent manufacturers, but we cannot control their business and labor practices. If an independent manufacturer violates labor laws or other applicable regulations, or if such a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, Canada or Europe, Gymboree could in turn experience negative publicity or be sued. Negative publicity regarding the production of our products could materially adversely affect sales of our products and our business, and a lawsuit could materially adversely effect our financial position.

     For example, Gymboree has been named as a defendant in a lawsuit relating to sourcing of products from Saipan (Commonwealth of the Northern Mariana Islands). A complaint was filed on January 13, 1999 in the U.S. District Court, Central District of California, by various unidentified worker plaintiffs against Gymboree and approximately 25 other parties. The case was transferred to the U.S. District Court for the District of Hawaii. That court ordered the case to be transferred to the U.S. District Court for the District of the Northern Mariana Islands. The transfer to the District Court in the Northern Mariana Islands was stayed by the Ninth Circuit Court of Appeals so that it could review the legal issues involved. The plaintiffs seek class-action status and allege, among other things, that Gymboree (and other defendants) violated the Racketeer Influenced and Corrupt Organizations Act in connection with the labor practices and treatment of workers of factories in Saipan that make products for us. The plaintiffs seek injunctive relief as well as actual and punitive damages. Gymboree has agreed to a settlement with the plaintiffs that would require us to pay approximately $200,000, but the settlement will not take effect until it is approved by the court, which cannot take place until the transfer issues are decided. There can be no assurance that the court that ultimately hears the motion to approve the settlement will approve it.

THE LOSS OF A KEY VENDOR COULD IMPAIR OUR ABILITY TO OBTAIN A SUFFICIENT QUANTITY OF FABRIC FOR OUR APPAREL.

     In fiscal 1999, one vendor accounted for a majority of our cotton knit fabric purchases. The loss of this vendor, or a delay in obtaining fabric from this vendor, could have a material adverse effect on our business and operating results, though we believe that other sources could be identified to satisfy our requirements for cotton knit fabrics.

OUR BUSINESS MAY BE HARMED BY ADDITIONAL UNITED STATES REGULATION OF FOREIGN TRADE.

     Our business is subject to the risk that the United States may adopt additional regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. We cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect any such actions would have on our business, financial position and results of operations. If the U.S. government imposes any such charges or restrictions, the supply of products could be disrupted and their cost could substantially increase, either of which could materially adversely affect our operating results.


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OUR BUSINESS WILL BE IMPAIRED IF WE CANNOT PROTECT OUR TRADEMARKS.

     We believe that our registered and common law trademarks have significant value and that some of our trademarks are instrumental to our ability to create and sustain demand for and to market our products. We believe that there are no currently pending material challenges to the use or registration of any of Gymboree's registered trademarks. There can be no assurance, however, that our trademarks do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that Gymboree would, in such an event, not be prevented from using our trademarks, any of which could have a material adverse effect on Gymboree and our business. In addition, we could incur substantial costs in defending legal actions taken against Gymboree relating to our use of trademarks, which could have a material adverse effect on our results of operations and financial position.

     From time to time, Gymboree discovers products in the marketplace that are counterfeit reproductions of our products or that otherwise infringe upon trademark rights held by Gymboree. If Gymboree is unsuccessful in challenging a third party's products on the basis of trademark infringement, continued sales of such products by that or any other third party could adversely impact the Gymboree brand, result in the shift of consumer preferences away from Gymboree and generally have a material adverse effect on our results of operations and financial position.

A DISASTER COULD SEVERELY DAMAGE OUR OPERATIONS.

     Our operations depend on our ability to maintain and protect our computer systems, on which we rely to manage our purchase orders, store inventory levels, accounting functions and other aspects of our business. We have computer systems located in each of our stores, with the main database server for our systems located in Burlingame, California, which exists on or near known earthquake fault zones. A disaster could severely damage our business and results of operations not only by damaging our stores, but also by damaging our main server, which could disrupt our business for an indeterminate length of time. Although the outside facility that hosts our main server is designed to be fault tolerant, our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events. Although we maintain insurance against fires, floods, earthquakes and general business interruptions, there can be no assurance that the amount of coverage will be adequate in any particular case. We have a disaster recovery plan in effect and some redundant systems for our service at an alternate site.


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                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this prospectus that are subject to risks and uncertainties. Forward looking statements include information concerning possible or assumed future results of operations of Gymboree. Also, when we use such words as "intends," "believes," "expects," "anticipates," "plans" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. Our actual results could differ materially from those anticipated in these forward looking statements as a result of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

                                 USE OF PROCEEDS

     Gymboree will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered by this prospectus will be for the account of the selling stockholders, as described below.

                              SELLING STOCKHOLDERS

     The following table sets forth as of the date of this prospectus the names of each of the selling stockholders, their positions (if any) with Gymboree, the number of shares of common stock that each selling stockholder owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of shares of common stock to be held by each selling stockholder assuming the sale of all the common stock offered hereby.

     The selling stockholders are certain stockholders who are entitled to registration rights. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                    SHARES BENEFICIALLY                           SHARES BENEFICIALLY
                                                      OWNED PRIOR TO                                  OWNED AFTER
                                                         OFFERING                                      OFFERING
                                                 -------------------------                      ------------------------
                                                                                NUMBER OF
                                                                              SHARES BEING
         NAME OF SELLING STOCKHOLDER              NUMBER        PERCENT(1)       OFFERED        NUMBER        PERCENT(1)
------------------------------------------        ---------     ----------    ------------      ---------     ----------
Asdale Limited(2).........................          595,808        2.1            505,050         90,758           *
BCIP Associates II(3).....................          179,276         *             155,892         23,384           *
BCIP Associates II-B(4)...................           94,691         *              82,340         12,351           *
City National Bank as Trustee for HEWM fbo
   Julian N. Stern IDA #17003073s159(5)...           58,081         *              50,505          7,576           *
Golden Step Limited(6)....................          287,500        1.0            250,000         37,500           *
Roland Lampert(7).........................           38,721         *              33,670          5,051           *
Walter F. Loeb(8).........................           39,921         *              33,670          6,251           *
The Moldaw Variable Fund(9)...............        2,041,027        7.3          1,683,502        357,525          1.3
RCR Associates(10)........................          154,882         *             134,680         20,202           *
Robert H. Lessin Venture Capital LLC(11)..          193,604         *             168,351         25,253           *
Taube Philanthropic Foundation............          101,010         *              101,010             0           *
--------------------

*    Less than 1%


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(1)  Based on 27,812,000 shares outstanding as of January 8, 2001. Percentages have been calculated as required by Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

(2) Includes 75,758 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(3) Includes 23,384 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(4) Includes 12,351 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(5) Includes 7,576 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(6) Includes 37,500 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(7) Includes 5,051 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(8) Mr. Loeb is a member of our Board of Directors. Includes 5,051 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(9) Stuart G. Moldaw, our Chairman and Chief Executive Officer and a member of our Board of Directors, may be deemed to be a beneficial owner of The Moldaw Variable Fund. Includes 252,525 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus. Does not include 38,417 shares owned by SGM/PIM Trust, of which Mr. Moldaw may be deemed to be a beneficial owner.

(10) Includes 20,202 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.

(11) Includes 25,253 shares issuable upon exercise of warrants that will become exercisable within 60 days of the date of this prospectus.



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                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Gymboree in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered by this prospectus on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price, at varying prices or at negotiated prices. The shares offered by this prospectus may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Gymboree's common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell Gymboree's common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder of the shares offered by this prospectus (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is met.


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


     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                                  LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for Gymboree by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     As required by Section 13(a) of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:


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

(1)  Our Quarterly Report on Form 10-Q for the quarter ended October 28, 2000;

(2)  Our Quarterly Report on Form 10-Q for the quarter ended July 29, 2000;

(3)  Our Quarterly Report on Form 10-Q for the quarter ended April 29, 2000;

(4)  Our Current Report on Form 8-K, filed with the SEC on June 7, 2000;

(5)  Our Annual Report on Form 10-K for the year ended January 29, 2000; and

(6) The description of our common stock contained in our Registration Statement on Form 8-A dated February 17, 1993 (File No. 0-21250), filed pursuant to
     Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                Lawrence H. Meyer
                                Chief Financial Officer
                                The Gymboree Corporation
                                700 Airport Boulevard
                                Burlingame, California  94010-1912
                                (650) 579-0600

     You should rely only on the information incorporated by reference or provided in this prospectus as it may be amended or supplemented. We have authorized no one to provide you with different information.


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

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus as it may be amended or supplemented. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                3,198,670 SHARES

                                 [GYMBOREE LOGO]

                            THE GYMBOREE CORPORATION

                                  COMMON STOCK



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